NEWS RELEASE

Contact: Paul W. Wood
Unilever United States, Inc.
390 Park Avenue
New York, NY 10022
(212) 418-8806

Embargoed: Not for publication or broadcast before 2:00 a.m. (EDT), Friday, April 26, 2002

UNILEVER FIRST QUARTER RESULTS 2002
(Unaudited)

New York, NY – April 26, 2002 – Strong margin expansion and an increase in sales momentum through the quarter underpin confidence in the achievement of our full year targets.

FINANCIAL HIGHLIGHTS

€ Millions	Constant exchange
	rates (2001 average)
	First Quarter 2002
Total Turnover	12,290	-1%
Total Operating profit – beia*	1,825	+18%
Pre-tax profit	962	+62%
Net profit	463	+94%
Net profit – beia*	927	+35%

Per NV share (€0.51), Euro
Earnings per share (EPS)	0.46	+100%
EPS (beia) *	0.93	+37%

Per PLC share (1.4p), Euro cents
Earnings per share (EPS)	6.88	+100%
EPS (beia) *	13.96	+37%

* before exceptional items and amortisation of goodwill and intangibles

At current rates of exchange, EPS beia grew by 33% and EPS grew by 90%.

KEY FEATURES FOR THE QUARTER

•	Sales of the leading brands accelerated through the quarter giving 3% growth, and 4.6% for the last twelve months.
•	Operating margin (beia), driven by gross margin improvement, moved ahead strongly by 250 basis points to 14.9%.
•	Net interest fell by 26% to €320 million through a combination of lower rates, the benefits of strong cash flow from operations, and disposal proceeds.
•	EPS (beia) grew by 37% primarily reflecting the improvement in underlying profitability, but also some later phasing of marketing activity and costs associated with restructuring.

CHAIRMEN’S COMMENT

“We have made a sound start to the year. Continuing expansion in underlying operating margin reflects our determination to grow our business profitably. Our operational plans have addressed the improvement in profitability in key parts of our business such as Laundry, Tea and Ice Cream and a continued focus on extracting value from the tail of our business. In addition we have taken pricing action in countries where there have been substantial devaluations. Together these activities re-inforce our planned delivery of low double digit growth in EPS beia for the year.

Through the quarter we have seen an increase in sales momentum which is in line with our target for the year of sustaining the growth of our leading brands. We are confident of delivering our innovation and market place activities for the year, which support this target. In Foods we have a step-up in market initiatives, while in Home and Personal Care we continue with a strong innovation programme. We foresee leading brands approaching 90% of sales by the end of 2002, up from 84% today”.

N W A FitzGerald	A Burgmans
Chairman, Unilever PLC	Chairman, Unilever N.V.

26th April, 2002

UNILEVER BACKGROUND: Unilever is one of the world’s largest consumer products companies with annual sales of aproximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 28,000 people and has 80 offices and manufacturing sites in 26 states.

The business comprises:

Foods: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry’s seasonings; Country Crock and “I Can’t Believe It’s Not Butter!” spreads; Ragú pasta sauces; Knorr soups, sauces and bouillons; Hellmann’s mayonnaise; Skippy peanut butter; Bertolli olive oil; Good-Humor, Breyers and Ben & Jerry’s ice cream; and Slim-Fast nutritional and health snack products.

Home and Personal Care: Wisk, “all” and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond’s and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.

FIRST QUARTER FINANCIAL RESULTS (at constant rates of exchange)

Underlying sales grew by 2%. The impact of disposals was 3% leading to a reduction in total sales of 1%.

Operating profit, before exceptional items and amortisation of goodwill and intangibles (beia), increased by 18% to €1,825 million. Operating margin (beia) increased by 250 basis points to 14.9%.

Within the operating margin progression, a re-phasing of advertising, promotions and costs associated with restructuring into the second quarter contributed 50 basis points. This added some 6 percentage points to earnings per share (beia), which grew by 37%.

Amortisation of goodwill and intangibles was €344 million.

Net interest was €320 million, down from €434 million last year.

Exceptional items for the quarter were €197 million which includes €222 million of restructuring and €25 million profit on disposals. Associated costs included in operating profit (beia) were €40 million in the quarter.

The effective tax rate for the quarter was 45% and reflects the non-deductibility of Bestfoods goodwill amortisation. The underlying tax rate for normal trading operations is 34%.

Net profit for the quarter grew by 94% to €463 million. Before exceptional items and goodwill amortisation, net profit was ahead by €242 million to €927 million, an increase of 35%. In both cases the growth came from increases in underlying profit and lower interest.

Earnings per share grew by 100%.

FIRST QUARTER PERFORMANCE BY REGION (at constant rates of exchange)

The following regional commentary is based on operating profit before exceptional items and amortisation of goodwill and intangibles.

EUROPE:      Broad based growth in underlying sales and profits.

Underlying sales growth was 2.4%, including a continuing strong contribution from Central and Eastern Europe. Lower sales of non-leading brands diluted the overall growth rate as these were managed for value. Total sales were 2.2% lower than last year through the impact of disposals.

The key highlights in the sales development of our business in Western Europe were:

•	Growth of 5% in Spreads and Cooking Products driven by the sustained progress of our innovations, especially in Becel which grew in double digits.
•	Good growth in Savoury and Dressings approaching 4%, with strong contributions from Amora, Knorr and from Hellmann’s in the UK.
•	Sales of Dove grew over 60%, with encouraging initial sales for shampoo and conditioner which is now available in 12 markets.
•	Strong growth in Rexona and Axe strengthened our market position in deodorants.
•	Laundry sales grew 1% with volume growth being partially offset by competitive pricing.

In Central and Eastern Europe we have seen growth of over 10% with particular strength in Russia in Tea, Skin and Hair and in Savoury & Dressings and Household Care across the region.

Operating margins are nearly two percentage points ahead of last year reflecting the benefits of supply chain restructuring and Bestfoods synergy.

NORTH AMERICA:      Excellent profits growth with a solid sales performance against a strong quarter last year.

Total sales were 3.5% lower from the effect of disposals. Flat underlying sales reflect later phasing of innovation this year and the impact on turnover of increased promotional investment in Foods. A one-off effect on trade stocks of K-Mart store closures particularly impacted our Home and Personal Care business.

In Foods, underlying sales grew 2%. Slim·Fast and Ice Cream, through Breyers and Ben & Jerry’s, continued to grow very strongly, and our leading Spreads brands also performed well. Ragú Express snack pots continue to make progress and Lipton Brisk Lemonade was successfully launched in March. However, overall sales growth was held back by the impact on turnover of trade investment behind a Wishbone product launch, the migration of Five Brothers to Bertolli and promotions behind the Hellmann’s brand to match competitive pricing initiatives. Tail brands declined, reducing Foods underlying sales growth by just over 1%.

In Home and Personal Care underlying sales declined 2.5%, with good performances by Pond’s, Dove, Suave and Lever 2000 being offset by:

•	Our innovation programme is phased to later in the year, while the first quarter of last year benefited strongly from launches under the Dove, Suave, Caresse and Wisk brands.
•	In Laundry and Oral we are focusing on improving profitability, and this has reduced overall sales growth in the quarter.

Operating margins increased strongly by almost 4 percentage points to 15% driven by supply chain savings and Bestfoods synergy. Margins were also higher because of lower advertising and promotion as a result of the later phasing of innovation and lower media rates.

AFRICA, MIDDLE EAST AND TURKEY:      Good sales increase in difficult market conditions.

Total sales increased 4% with underlying sales growth of 5%. A key feature of the quarter has been determined price action to restore margins in a number of countries where there have been devaluations. This has enabled us to protect operating margins at 9% compared with 10% a year ago.

South Africa performed strongly, with good volume growth across Dressings, Spreads, Tea and Personal Care. Sunsilk was succesfully launched, building on our experience from Latin America.

In Turkey markets declined in a difficult economy. Whilst market shares in key categories were maintained we have seen underlying sales decline by 10% but with significantly improved profitability. Good sales growth in Egypt and Arabia was offset by difficult trading conditions in much of West and Sub-Saharan Africa.

ASIA AND PACIFIC:      Increased profitability and strong momentum in sales growth through the quarter reflecting phasing of innovation.

Total sales were in line with last year. Underlying sales were flat, with a rapid acceleration through the quarter.

In South East Asia, Indonesia continued to show strong, broad based growth, partly offset by lower sales in both the Philippines and Thailand against a strong quarter in the previous year due to phasing of innovation.

In Japan we continue to see high single digit growth in Home & Personal Care driven by Pond’s, and Dove following the launch of shampoo last year. However, in Foods sales were lower against the strong quarter in 2001 which included the initial sales associated with the launch of our Ready-to-Drink Tea alliance with Suntory.

In India underlying sales in the quarter declined 5%. This reflects reduction in distributor stocks as we introduced continuous replenishment and the impact of lower duties on Skin and Hair products which prompted rebates to the trade for duties already paid. In Foods, determined action has been taken to improve profitability and we have shed volume in low margin business.

Operating margins are 3 percentage points ahead with a strong improvement in results in both China and India.

LATIN AMERICA:      Sales and profits move ahead despite further economic turbulence.

Sales grew by 1.3% with underlying sales ahead by 3.5%. Pricing is still the main driver as we recover devaluation led cost increases.

Mexico continues to show very good growth, particularly in Personal Care through Sedal which has now reached a share of almost 10%, through Axe and Dove, and in Savoury following the successful launch of Knorr Sazonisimo seasoning last year. We also see good growth in Andina led by the launch of Sedal.

In Brazil, underlying sales moved ahead strongly. Deodorants, through Rexona and Axe and Hair, through Sedal, both grew at more than 20%, while Spreads also performed well with strong contributions from Doriana and Becel, including Becel pro·activ. Unprofitable volume in tail businesses has been shed as we manage them for value.

The current situation in Argentina has severely reduced consumer demand and volumes have been affected as a result. However our management has deep local experience and is taking the appropriate actions to preserve the long-term value of the business. Market shares are firm in declining markets.

Across South Latin America we have maintained our market share position in Laundry.

Operating margins increased by 2 percentage points through the benefits of our savings programmes and pricing action to recover devaluation driven cost increases.

CASH FLOW / BALANCE SHEET

Cash flow from operations of €1.1 billion was €0.1 billion higher than the corresponding period in 2001, primarily reflecting the growth in operating profit.

Capital expenditure and financial investment is lower due to a different phasing of share purchases to cover share option obligations.

Capital and reserves increased by €0.1 billion reflecting profits for the period offset by negative currency retranslation of €0.3 billion, primarily as a consequence of the devaluation of the Argentinian peso.

United Kingdom Financial Reporting Standard 19, implemented during this quarter, has resulted in a restatement of €(202) million to the opening Capital and Reserves for 2002 (2001: €(195) million). Further details on page 10.

EURO REPORTING

Information in sterling and US dollars is available as a supplement to this Euro report.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995). Any forward-looking statements are based on current expectations with respect to important risk factors. It is important to note that the actual results could materially differ from the results anticipated in any forward-looking statements which may be contained in this announcement. Factors which might cause forward-looking statements to differ materially from actual results include, among other things, the overall economic, political, social and business conditions, the demand for our goods and services, competition in the market, fluctuations in interest rates and foreign currencies, the impact and other uncertainties of future acquisitions and disposals and any changes in the tax laws and other legislation and regulation, in the jurisdictions in which we operate.

We do not undertake any obligation to update any forward-looking statements contained in or incorporated in this announcement to reflect actual results, changes in assumptions or in other factors which may affect any forward-looking statements.

CONSOLIDATED PROFIT AND LOSS ACCOUNT - CONSTANT EXCHANGE RATES (unaudited)

In the profit and loss account given below, the results in both years have been translated at constant exchange rates, being the annual average exchange rates for 2001. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated.

€ Millions – constant	First Quarter
	2002	2001	% Incr./
			(Decr.)

TOTAL TURNOVER	12,290	12,455	(1	) %
Less: Share of turnover of joint ventures	(156)	(151)

GROUP TURNOVER	12,134	12,304	(1	) %

GROUP OPERATING PROFIT	1,268	1,007	26%
Group operating profit beia *	1,801	1,516	19%
Exceptional items	(197)	(159)
Amortisation of goodwill and intangibles	(336)	(350)

Add: Share of operating profit of joint ventures	16	17

TOTAL OPERATING PROFIT	1,284	1,024	25%
Total operating profit beia *	1,825	1,543	18%
Exceptional items	(197)	(159)
Amortisation of goodwill and intangibles	(344)	(360)

Other income from fixed investments	(2)	5

Interest	(320)	(434)

PROFIT BEFORE TAXATION	962	595	62%

Taxation	(432)	(306)

PROFIT AFTER TAXATION	530	289	83%

Minority Interests	(67)	(50)

NET PROFIT AT CONSTANT 2001 EXCHANGE RATES	463	239	94%

Net Profit before exceptional items & amortisation of goodwill and
intangibles (Constant rates)	927	685	35%

NET PROFIT AT EXCHANGE RATES CURRENT IN EACH PERIOD	450	244	84%

Net Profit before exceptional items & amortisation of goodwill and
intangibles (Current rates)	903	684	32%

COMBINED EARNINGS PER SHARE (Current rates)
- per €0.51 ordinary share (Euros)	0.45	0.23	90%
- per €0.51 ordinary share – diluted (Euros)	0.43	0.23	90%
- per 1.4p ordinary share (Euro cents)	6.68	3.51	90%
- per 1.4p ordinary share – diluted (Euro cents)	6.50	3.42	90%

* beia means before exceptional items and amortisation of goodwill and intangibles.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)	First Quarter
€ Millions	2002	2001
		Restated
Net profit	450	244

Currency retranslation	(303)	(671)

Total recognised gains / (losses) since last annual accounts	147	(427)

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)	First Quarter
€ Millions	2002	2001
		Restated
Shareholders' equity as at 1 January (1)	6,993	7,974
Net profit	450	244
Dividends	(10)	(11)
Goodwill movements	1	63
Currency retranslation	(306)	(698)
Change in number of shares or certificates of shares held in
connection with share options	(17)	(328)

Shareholders' equity as at end period	7,111	7,244

SUMMARY BALANCE SHEET (unaudited)	As at 30th	As at 31st	As at 31st
	March	December	March
€ Millions	2002	2001	2001
		Restated	Restated
Goodwill and intangibles	24,668	25,045	26,931
Acquired businesses held for resale	-	-	1,781
Other fixed assets	10,014	10,124	10,731
Stocks	5,506	5,343	5,781
Debtors	10,341	9,953	10,276
Cash and current investments	2,182	2,301	1,813
Trade and other creditors	(12,913)	(12,738)	(12,995)

	39,798	40,028	44,318

Borrowings	25,220	25,500	29,620
Provisions for liabilities and charges	6,740	6,871	6,783
Minority interests	727	664	671
Capital and reserves	7,111	6,993	7,244

	39,798	40,028	44,318

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 19 (see note on Page 10).

	As at 1st	As at 1st
	January	January
	2002	2001
(1) Shareholders’ equity as previously reported	7,195	8,169
Accounting policy change	(202)	(195)

Shareholders’ equity as restated	6,993	7,974

CASH FLOW STATEMENT (unaudited)

€ Millions	First Quarter

	2002	2001

Cash flow from operating activities	1,138	1,027

Dividends from joint ventures	6	1

Returns on investments and servicing of finance	(275)	(274)

Taxation	(295)	(285)

Capital expenditure and financial investment	(248)	(440)

Acquisitions and disposals	90	172

Dividends paid on ordinary share capital	-	-

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF
LIQUID RESOURCES AND FINANCING	416	201
Management of liquid resources	34	1,135

Financing	(278)	(1,609)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	172	(273)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET FUNDS / (DEBT) (unaudited)

NET FUNDS / (DEBT) AT 1 JANUARY	(23,199)	(26,468)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	172	(273)

Cash flow from (increase)/decrease in borrowings	276	1,604

Cash flow from increase/(decrease) in liquid resources	(34)	(1,135)

Change in net funds resulting from cash flows	414	196

Borrowings within group companies acquired	-	-

Borrowings within group companies sold	14	1

Liquid resources within group companies acquired	-	-

Liquid resources within group companies sold	-	-

Non cash movements	(15)	(554)

Currency retranslation	(252)	(982)

MOVEMENT IN NET FUNDS / (DEBT) IN THE PERIOD	161	(1,339)

NET FUNDS / (DEBT) AT PERIOD END	(23,038)	(27,807)

GEOGRAPHICAL ANALYSIS (at constant rates)

€ Millions	First Quarter
			% Incr./
	2002	2001	(Decr.)

TOTAL TURNOVER	12,290	12,455	(1)%

Europe	4,680	4,786	(2)%

North America	3,231	3,348	(4)%

Africa, Middle East and Turkey	803	771	4%

Asia and Pacific	1,942	1,937	-%

Latin America	1,634	1,613	1%

TOTAL OPERATING PROFIT – before exceptional items and
amortisation of goodwill and intangibles	1,825	1,543	18%

Europe	685	606	13%

North America	484	371	31%

Africa, Middle East and Turkey	73	77	(6)%

Asia and Pacific	321	262	23%

Latin America	262	227	16%

TOTAL OPERATING MARGIN – before exceptional items and
amortisation of goodwill and intangibles	14.9%	12.4%

Europe	14.6%	12.7%

North America	15.0%	11.1%

Africa, Middle East and Turkey	9.0%	10.0%

Asia and Pacific	16.5%	13.5%

Latin America	16.1%	14.1%

OPERATIONAL ANALYSIS (at constant rates)
     € Millions

	First Quarter
			% Incr./
	2002	2001	(Decr.)

TOTAL TURNOVER	12,290	12,455	(1)%

Foods	6,645	6,866	(3)%

Savoury and Dressings	2,376	2,487	(4)%
Spreads and Cooking Products	1,571	1,633	(4)%
Health & Wellness and Beverages	1,052	1,030	2%
Ice Cream and Frozen Foods	1,646	1,716	(4)%

Home Care and Professional Cleaning	2,534	2,584	(2)%
Personal Care	2,984	2,859	4%
Other Operations	127	146	(13)%

TOTAL OPERATING PROFIT – before exceptional items and
amortisation of goodwill and intangibles	1,825	1,543	18%

Foods	878	790	11%

Savoury and Dressings	345	351	(2)%
Spreads and Cooking Products	237	242	(2)%
Health & Wellness and Beverages	184	127	45%
Ice Cream and Frozen Foods	112	70	58%

Home Care and Professional Cleaning	297	238	25%
Personal Care	637	505	26%
Other Operations	13	10	42%

TOTAL OPERATING MARGIN – before exceptional items and
amortisation of goodwill and intangibles	14.9%	12.4%

Foods	13.2%	11.5%

Savoury and Dressings	14.5%	14.1%
Spreads and Cooking Products	15.1%	14.8%
Health & Wellness and Beverages	17.5%	12.3%
Ice Cream and Frozen Foods	6.8%	4.1%

Home Care and Professional Cleaning	11.7%	9.2%
Personal Care	21.3%	17.6%
Other Operations	10.4%	6.4%

NOTES

Exchange Rates

The results for 2002 and the comparative figures for 2001 have been translated at constant average rates of exchange, being the annual average rates for 2001. For our reporting currencies these were €1 = £0.62 = US $0.90. In addition, the results, earnings per share and cash flow statement have been translated at rates current in each period. These are based on €1 = £0.61 = US $0.88 for first quarter 2002 and €1 = £0.63 = US $0.92 for first quarter 2001.

The balance sheet figures have been translated at period-end rates of exchange. For our reporting currencies these were:

End March 2002	€1 = £0.61 = US $0.87
End December 2001	€1 = £0.61 = US $0.89
End March 2001	€1 = £0.62 = US $0.88

Current Rates of Exchange

For the first quarter in current rates of exchange: Total turnover is €12,238 million (1% decrease); Operating profit beia is €1,789 million (17% increase); Operating profit is €1,262 million (23% increase); Interest is a charge of €321 million (compared with a charge of €427 million last year); Pre-tax profit is €939 million (56% increase); Net profit is €450 million (84% increase); Net profit beia is €903 million (32% increase); Earnings per share beia is €0.91 per NV share (33% increase) and €cent 13.60 per PLC share (33% increase); Earnings per share is €0.45 per NV share (90% increase) and €cent 6.68 per PLC share (90% increase).

Acquisitions

In the first three months of 2002 the effect on turnover and operating profit of acquisitions made in the period was not material.

Disposals

On 20 November 2001, we announced a definitive agreement to sell our DiverseyLever institutional and industrial cleaning business to Johnson Wax Professional for some US $1.0 billion (€1.1 billion) in cash and a loan note of US $279 million (€310 million). We will also take a one-third equity share in the combined business. A valuation of around US $300 million (€330 million) for this one-third equity share brings the total worth of the transaction to Unilever to approximately US $1.6 billion (€1.75 billion). Total turnover of DiverseyLever for the 12 months to December 2001, excluding sales of the consumer brands which Johnson Wax Professional will distribute for Unilever under a separate sales agency agreement, was approximately US $1.5 billion (€1.7 billion). This sale is expected to be completed in the second quarter of 2002.

On 23 April 2002, we announced that we had signed a definitive agreement to sell 19 food brands sold across North America to ACH Food Companies, Inc., of Memphis, Tennessee, a subsidiary of Associated British Foods plc. Unilever will receive €406 million (US $360 million) in cash in a transaction expected to be completed in the third quarter of 2002, subject to regulatory approvals and certain other conditions. These brands and related assets, acquired by Unilever in connection with the October 2000 acquisition of Bestfoods, had combined sales of €350 million (US $310 million) in 2001.

FRS 19

From 1 January 2002 Unilever has adopted UK Financial Reporting Standard 19 (FRS 19) “Deferred Tax” which requires full provision to be made for deferred taxes. The impact of adoption of this standard has been reflected in all periods covered by this announcement by means of prior period adjustments to the balance sheets. As Unilever has previously provided for deferred taxes on a full provision basis in accordance with Dutch law, FRS 19 does not have a material impact on the profit and loss account.

The implementation of FRS 19 has resulted in a restatement of €(202) million to the opening Capital and Reserves for 2002 (2001: €(195) million). In the 2002 opening balance sheet goodwill has been reduced by €52 million (2001: nil) while debtors have been reduced by €141 million (2001: €134 million) through a reduction in deferred tax assets, and deferred tax liabilities have been increased by €9 million (2001: €61 million).

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust. The number of shares is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

Earnings per share in Euros

	Constant rates		Current rates
	2002	2001	2002	2001

	Thousands of units
Average number of combined share units of €0.51	981,988	985,879	981,988	985,879
Average number of combined share units of 1.4p	6,546,584	6,572,526	6,546,584	6,572,526

COMBINED EPS
Net profit	463	239	450	244
Less: Preference dividends	(13)	(13)	(13)	(13)

Net profit attributable to ordinary capital	450	226	437	231

Combined EPS per €0.51 (Euros)	0.46	0.23	0.45	0.23
Combined EPS per 1.4p (Euro cents)	6.88	3.45	6.68	3.51

COMBINED EPS – BEIA
Net profit	463	239	450	244
Add back exceptional items net of tax	135	99	129	95
Add back amortisation of goodwill / intangibles net of tax	329	347	324	345

Net profit beia	927	685	903	684
Less: Preference dividends	(13)	(13)	(13)	(13)

Net profit attributable to ordinary capital – beia	914	672	890	671

Combined EPS beia per €0.51 (Euros)	0.93	0.68	0.91	0.68
Combined EPS beia per 1.4p (Euro cents)	13.96	10.23	13.60	10.21

COMBINED EPS – Diluted
	Thousands of units
Adjusted average combined share units of €0.51	1,009,836	1,012,564	1,009,836	1,012,564
Adjusted average combined share units of 1.4p	6,732,239	6,750,429	6,732,239	6,750,429

Net profit attributable to ordinary capital	450	226	437	231

Combined diluted EPS per €0.51 (Euros)	0.45	0.22	0.43	0.23
Combined diluted EPS per 1.4p (Euro cents)	6.69	3.35	6.50	3.42

Dates

The results for the second quarter and first half-year of 2002 will be announced on Wednesday, 31 July 2002.

Internet: http://www.unilever.com

CONSOLIDATED PROFIT AND LOSS ACCOUNT - CONSTANT EXCHANGE RATES (unaudited)

In the profit and loss account given below, the results in both years have been translated at constant exchange rates, being the annual average exchange rates for 2001. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated.

US $ Millions – constant	First Quarter
	2002	2001	% Incr./
			(Decr.)

TOTAL TURNOVER	11,003	11,151	(1)%
Less: Share of turnover of joint ventures	(140)	(135)

GROUP TURNOVER	10,863	11,016	(1)%

GROUP OPERATING PROFIT	1,135	902	26%

Group operating profit beia *	1,613	1,358	19%
Exceptional items	(177)	(142)
Amortisation of goodwill and intangibles	(301)	(314)

Add: Share of operating profit of joint ventures	14	15

TOTAL OPERATING PROFIT	1,149	917	25%

Total operating profit beia *	1,634	1,381	18%
Exceptional items	(177)	(142)
Amortisation of goodwill and intangibles	(308)	(322)

Other income from fixed investments	(2)	5

Interest	(286)	(389)

PROFIT BEFORE TAXATION	861	533	62%

Taxation	(387)	(273)

PROFIT AFTER TAXATION	474	260	83%

Minority Interests	(60)	(46)

NET PROFIT AT CONSTANT 2001 EXCHANGE RATES	414	214	94%

Net Profit before exceptional items & amortisation of goodwill and intangibles (Constant rates)	830	612	35%

NET PROFIT AT EXCHANGE RATES CURRENT IN EACH PERIOD	395	224	76%

Net Profit before exceptional items & amortisation of goodwill and intangibles (Current rates)	792	630	26%

COMBINED EARNINGS PER SHARE (Current rates)	$	$
- per €0.51 ordinary share	0.39	0.22	81%
- per €0.51 ordinary share – diluted	0.38	0.21	81%
- per 5.6p ordinary share	0.23	0.13	81%
- per 5.6p ordinary share – diluted	0.23	0.13	81%

* beia means before exceptional items and amortisation of goodwill and intangibles.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)	First Quarter
US $ Millions	2002	2001
		Restated
Net profit	395	224
Currency retranslation	(355)	(952)

Total recognised gains / (losses) since last annual accounts	40	(728)

MOVEMENTS IN SHAREHOLDERS’ EQUITY (unaudited)	First Quarter
US $ Millions	2002	2001
		Restated
Shareholders’ equity as at 1 January (1)	6,192	7,418
Net profit	395	224
Dividends	(9)	(10)
Goodwill movements	1	58
Currency retranslation	(365)	(1,002)
Change in number of shares or certificates of shares held in connection with share options	(15)	(302)

Shareholders’ equity as at end period	6,199	6,386

SUMMARY BALANCE SHEET (unaudited)
	As at 30th	As at 31st	As at 31st
	March	December	March
US $ Millions	2002	2001	2001
		Restated	Restated
Goodwill and intangibles	21,503	22,175	23,740
Acquired businesses held for resale	-	-	1,570
Other fixed assets	8,729	8,964	9,459
Stocks	4,800	4,731	5,096
Debtors	9,014	8,812	9,058
Cash and current investments	1,902	2,037	1,598
Trade and other creditors	(11,256)	(11,278)	(11,455)

	34,692	35,441	39,066

Borrowings	21,985	22,577	26,110
Provisions for liabilities and charges	5,874	6,084	5,979
Minority interests	634	588	591
Capital and reserves	6,199	6,192	6,386

	34,692	35,441	39,066

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 19 (see note on Page 10).

		As at 1st	As at 1st
		January	January
		2002	2001
(1)	Shareholders’ equity as previously reported	6,371	7,600
	Accounting policy change	(179)	(182)

	Shareholders’ equity as restated	6,192	7,418

CASH FLOW STATEMENT (unaudited)

US $ Millions	First Quarter
	2002	2001

Cash flow from operating activities	998	946

Dividends from joint ventures	5	1

Returns on investments and servicing of finance	(241)	(252)

Taxation	(258)	(263)

Capital expenditure and financial investment	(216)	(405)

Acquisitions and disposals	78	158

Dividends paid on ordinary share capital	-	-

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF
LIQUID RESOURCES AND FINANCING	366	185

Management of liquid resources	30	1,045

Financing	(244)	(1,482)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	152	(252)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET FUNDS / (DEBT) (unaudited)

NET FUNDS / (DEBT) AT 1 JANUARY	(20,540)	(24,623)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	152	(252)

Cash flow from (increase)/decrease in borrowings	242	1,477

Cash flow from increase/(decrease) in liquid resources	(30)	(1,045)

Change in net funds resulting from cash flows	364	180

Borrowings within group companies acquired	-	-

Borrowings within group companies sold	12	1

Liquid resources within group companies acquired	-	-

Liquid resources within group companies sold	-	-

Non cash movements	(13)	(510)

Currency retranslation	94	440

MOVEMENT IN NET FUNDS / (DEBT) IN THE PERIOD	457	111

NET FUNDS / (DEBT) AT PERIOD END	(20,083)	(24,512)

GEOGRAPHICAL ANALYSIS (at constant rates)

US $ Millions	First Quarter
			% Incr./
	2002	2001	(Decr.)

TOTAL TURNOVER	11,003	11,151	(1)%

Europe	4,190	4,285	(2)%

North America	2,892	2,997	(4)%

Africa, Middle East and Turkey	719	691	4%

Asia and Pacific	1,739	1,734	-%

Latin America	1,463	1,444	1%

TOTAL OPERATING PROFIT – before exceptional items and
amortisation of goodwill and intangibles	1,634	1,381	18%

Europe	614	543	13%

North America	433	332	31%

Africa, Middle East and Turkey	65	69	(6	) %

Asia and Pacific	287	234	23%

Latin America	235	203	16%

TOTAL OPERATING MARGIN – before exceptional items and
amortisation of goodwill and intangibles	14.9%	12.4%

Europe	14.6%	12.7%

North America	15.0%	11.1%

Africa, Middle East and Turkey	9.0%	10.0%

Asia and Pacific	16.5%	13.5%

Latin America	16.1%	14.1%

OPERATIONAL ANALYSIS (at constant rates)

US $ Millions	First Quarter
	2002	2001	% Incr./ (Decr.)

TOTAL TURNOVER	11,003	11,151	(1)%

Foods	5,949	6,148	(3)%

Savoury and Dressings	2,127	2,226	(4)%
Spreads and Cooking Products	1,407	1,462	(4)%
Health & Wellness and Beverages	942	923	2%
Ice Cream and Frozen Foods	1,473	1,537	(4)%

Home Care and Professional Cleaning	2,269	2,313	(2)%
Personal Care	2,671	2,560	4%
Other Operations	114	130	(13)%

TOTAL OPERATING PROFIT – before exceptional items and
amortisation of goodwill and intangibles	1,634	1,381	18%

Foods	786	708	11%

Savoury and Dressings	309	314	(2)%
Spreads and Cooking Products	212	217	(2)%
Health & Wellness and Beverages	165	114	45%
Ice Cream and Frozen Foods	100	63	58%

Home Care and Professional Cleaning	266	213	25%
Personal Care	570	452	26%
Other Operations	12	8	42%

TOTAL OPERATING MARGIN – before exceptional items and
amortisation of goodwill and intangibles	14.9%	12.4%

Foods	13.2%	11.5%

Savoury and Dressings	14.5%	14.1%
Spreads and Cooking Products	15.1%	14.8%
Health & Wellness and Beverages	17.5%	12.3%
Ice Cream and Frozen Foods	6.8%	4.1%

Home Care and Professional Cleaning	11.7%	9.2%
Personal Care	21.3%	17.6%
Other Operations	10.4%	6.4%

Earnings per share in US Dollars

	Constant rates		Current rates
	2002	2001	2002	2001

	Thousands of units
Average number of combined share units of €0.51	981,988	985,879	981,988	985,879
Average number of combined share units of 5.6p	1,636,646	1,643,131	1,636,646	1,643,131

COMBINED EPS
Net profit	414	214	395	224
Less: Preference dividends	(11)	(12)	(11)	(12)

Net profit attributable to ordinary capital	403	202	384	212

Combined EPS per €0.51	$0.41	$0.21	$0.39	$0.22
Combined EPS per 5.6p	$0.25	$0.12	$0.23	$0.13

COMBINED EPS – BEIA
Net profit	414	214	395	224
Add back exceptional items net of tax	121	88	113	88
Add back amortisation of goodwill / intangibles net of tax	295	310	284	318

Net profit beia	830	612	792	630
Less: Preference dividends	(11)	(12)	(11)	(12)

Net profit attributable to ordinary capital - beia	819	600	781	618

Combined EPS beia per €0.51	$0.83	$0.61	$0.79	$0.63
Combined EPS beia per 5.6p	$0.50	$0.37	$0.48	$0.38

COMBINED EPS – Diluted

	Thousands of units
Adjusted average combined share units of €0.51	1,009,836	1,012,564	1,009,836	1,012,564
Adjusted average combined share units of 5.6p	1,683,060	1,687,607	1,683,060	1,687,607

Net profit attributable to ordinary capital	403	202	384	212

Combined diluted EPS per €0.51	$0.40	$0.20	$0.38	$0.21
Combined diluted EPS per 5.6p	$0.24	$0.12	$0.23	$0.13